TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

SUMMARY OF THE RESOLUTIONS TAKEN
GENERAL ASSEMBLY OF SHAREHOLDERS OF THE COMPANY
GRUPO TMM, S.A.B.,
DATED 31 AUGUST 2016

AGENDA FIRST ITEM. - Proposal, discussion and, if applicable, approval of a scheme of corporate restructuring and capitalization of the Company (GTMM), including the spin-off and merger of the same as a merged company.

a) In order to take advantage of the opportunities arising from the Mexican energy reform, and in order to face the current oil prices and the financial position of Pemex, it is the Company’s convenience and necessity to implement actions designed to carrying out a capitalization in order to meet the objectives described above.

Thus, the capitalization scheme outlined by the President is approved in the terms described granting to the administration of society the necessary or appropriate powers to carry out the mentioned capitalization scheme.

b) It is approved the spin-off of GTMM in the terms proposed by the President, therefore the Balance Sheet of the Company approved on June 30, 2016, which, together with the consolidated financial statements of the Company as of December 31, 2015, audited by Salles, Sáinz-Grant Thorton, S.C., serve as the basis of the split proposed. The Balance Sheet, if necessary, must be adjusted to fully reflect the financial position of the Company at the effective date of the spin-off.

The shareholders present or represented agree that the shares of the spin-off company will be signed by GTMM in 99% (ninety-nine percent) and by Inmobiliaria TMM, S.A. DE C.V., in 1% (one percent) maintaining GTMM within its character of holding company, the control of the spin-off company.

Also are approved the bylaws of the spin-off company entitled HLB QUANTUM, S.A.P.I. DE C.V.

c) The merger of the Company as Merged Company was approved with the corporation named TRANSPORTACION TRASATLANTICA MEXICANA, S.A., (“TTM”) as a society merging company, in accordance with the terms set forth in the merger agreement submitted to this Meeting, whose content has been adopted unanimously in all its parts.

The financial data that will serve as basis for carrying out the merger, will be those reflected in their respective Balance Sheets as of June 30, 2016, including the necessary adjustments to reflect the financial situation of the companies at the effective date of the merger; all parts of the financial statements are deemed filed and approved.

Being the most convenient way for shareholders, current GTMM share certificates will be canceled and new certificates will be issued as follows: Each shareholder will receive one Series "A" ordinary, nominative share with no par value, representing the fixed part not subject to withdrawal of the capital of TTM for every two current GTMM shares.

AGENDA SECOND ITEM. - ADOPTION OF THE NECESSARY OR APPROPRIATE RESOLUTIONS TO PERFORM, IMPLEMENT OR FORMALIZE THE RESOLUTIONS APPROVED BY THE MEETING.

a) It is approved to appoint Mr. Ignacio Rodriguez Pullen, Marco Augusto Martinez Avila and Jorge Luis Jimenez Ruiz to jointly or separately any of them, on behalf of the Company, issue the certifications requested in relation to the agreements and resolutions taken at the Shareholders' Meeting, and to carry out any other procedures necessary in relation to the approved and agreed agreements.

b) There are designated Messrs. Ignacio Rodriguez Pullen, Marco Augusto Martinez Ávila, and Jorge Luis Jimenez Ruiz for either one of them, go to the public notary of their choice in order to formalize the minute of this meeting as well as to subscribe on the formalization and, if necessary, request to the Public Registry of Commerce of Mexico City, the registration of the corresponding document in the respective commercial folio.

/s/ Ignacio Rodriguez Pullen

Ignacio Rodriguez Pullen
Secretary of the Company